CUSIP No. 747906501

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Quantum Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

747906501

(CUSIP Number)

Pacific Investment Management Company LLC

Attention: Zephram Yowell, Senior Vice President, Senior Counsel

650 Newport Center Drive

Newport Beach, California 92660

(949) 720-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 747906501

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2022, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on April 26, 2022 and Amendment No. 2 to Schedule 13D filed with the SEC on August 12, 2022 (together with Amendment No. 3, this “statement”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of Quantum Corporation, a Delaware corporation (the “Issuer” or the “Company”), the principal executive offices of which are located at 224 Airport Parkway, Suite 550, San Jose, California 95110. Items 4 and 6 are hereby amended and/or supplemented as set forth below.

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

Mr. Chris Neumeyer, an Executive Vice President at PIMCO and previously an observer on the Company’s board of directors (the “Board”), was elected to the Board at the Company’s annual shareholder meeting which took place on August 16, 2022.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 is hereby supplemented as follows:

The response set forth in Item 4 is incorporated herein by reference.

Mr. Neumeyer has agreed to waive any board fees to which he might otherwise have been entitled as a result of his service as a director on the Board.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2022

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Ryan Curtis
Name: Ryan Curtis Title: Vice President